Exhibit 10.1

March 5, 2007

Mr. Eric R. Hohl
1963 Port Chelsea
Newport Beach, CA 92660

Re: Employment at Ashworth, Inc.

Dear Mr. Hohl:

In accordance with our recent discussions, we are pleased to confirm our offer to you of a position with Ashworth, Inc. (the “Company”) upon the following terms and conditions:

1.	Position; Reporting; Commencement: The position and title shall be Chief Financial Officer & Executive Vice President and you shall report to the Chief Executive Officer. You shall commence employment effective March 19, 2007. You will be required to observe the Company’s personnel and business policies and procedures. In the event of any conflict, the terms of this letter will control.

2.	Base Salary; Bonus; Reviews: You will receive a salary of $240,000 per annum and be eligible for up to a 40% target bonus per annum with bonus payment subject to the Board of Directors’ discretion and in accordance with any applicable Bonus Plan, less applicable withholding and deductions. Salary is payable every other Friday. Employees are given annual performance reviews in or about May of each year which are a part of the bases for evaluating annual salary adjustments.

3.	Business Expenses; Automobile Allowance; Clothing Allowance: You will receive reimbursement for normal, ordinary and reasonable business expenses upon your submission of receipts substantiating the expenses claimed in accordance with Company policy. You will be entitled to an automobile expense allowance of one thousand dollars ($1,000) per month to defray the cost of business automobile expense. You will receive a Clothing Allowance in accordance with Company policy.

4.	Stock Options: The Company will grant you 40,000 stock options to purchase shares of the Company’s common stock at an exercise price equal to 100% of fair market value of the common stock on the date of grant (i.e., the first day of your employment). The options will be incentive stock options up to the limits imposed by IRS regulations, with the balance being non-qualified options. The options will vest over a two-year period, i.e., one-half vesting on the one-year anniversary of employment commencement and one-half vesting on the two-year anniversary of employment commencement. In the event of termination of your employment by the Company without Cause (as defined below), the option vesting for the foregoing will be accelerated. Vested options will be exercisable for ten (10) years after the grant date (following termination of employment, the options are only exercisable for 90 days if they are ISO’s and 180 days if they are NQ’s, but in no case after 10 years from grant date). You have the opportunity, subject to the Board of Directors’ discretion, to receive additional stock options each year during the annual review process.

5.	Savings Plan: You will be eligible to participate in the Company’s 401(k) Plan at the first entry date following the completion of six months continuous employment with the Company. Under the current provisions, you will be eligible as of July 1, 2007.

6.	Insurance Benefits: The Company will provide you with coverage under its group medical, dental and life insurance policies as more specifically described in the group insurance materials which will be provided to you upon your commencement of employment. The cost of the medical and dental coverage will be shared between you and the Company, depending on your plan and coverage elections. Under the current provisions, you will be eligible as of April 1, 2007. In addition, you will be eligible for Ashworth’s Exec-U-Care health benefits. This benefit reimburses you and your eligible dependents for medical expenses not covered by your group major health plan or by any other group health plan. The Company reserves the right to change, modify or eliminate such benefits or coverages in its discretion.

7.	Severance: If you are terminated by the Company without Cause, and if you deliver and do not revoke a fully executed release and waiver of all claims against the Company in the form attached hereto as Exhibit A (the “Release Agreement”), then, upon expiration of any applicable revocation period contained in the Release Agreement, the Company agrees to pay you a lump sum as follows:

(a)	If such termination occurs on or prior to your six-month anniversary of employment with the Company, then the lump sum severance payment shall equal twenty-five percent (25%) of your then-current annual base salary.

(b)	If such termination occurs after your six-month anniversary of employment with the Company but on or prior to your one-year anniversary of employment with the Company, then the lump sum severance payment shall equal forty percent (40%) of your then-current annual base salary.

(c)	If such termination occurs after your one-year anniversary of employment with the Company, then the lump sum severance payment shall equal fifty percent (50%) of your then-current annual base salary.

The foregoing lump sum severance payment shall constitute the entirety of the Company’s severance obligations.

Notwithstanding any provision of this letter to the contrary, if, at the time of your termination of employment with the Company, you are a “specified employee” as defined in Section 409A of the Internal Revenue Code (the “Code”), and one or more of the payments received or to be received by you pursuant to this letter would constitute deferred compensation subject to Section 409A, no such payment or benefit will be provided under this letter until the earliest of (A) the date which is six (6) months after your “separation from service” for any reason, other than death or “disability” (as such terms are used in Section 409A(a)(2) of the Code), (B) the date of your death or “disability” (as such term is used in Section 409A(a)(2)(C) of the Code) or (C) the effective date of a “change in the ownership or effective control” of the Company (as such term is used in Section 409A(a)(2)(A)(v) of the Code) (the “Deferred Payment”).  The provisions of this paragraph shall only apply to the extent required to avoid your incurrence of any penalty tax or interest under Section 409A of the Code or any regulations or Treasury guidance promulgated thereunder.  In addition, if any provision of this letter would cause you to incur any penalty tax or interest under Section 409A of the Code or any regulations or Treasury guidance promulgated thereunder, the Company shall reform such provision to maintain to the maximum extent practicable the original intent of the applicable provision without violating the provisions of Section 409A of the Code.

8.	Confidentiality; Use of Licensed Software; Solicitation of Customers and Employees; Return of Property; Termination: You acknowledge that, in the course of your employment with the Company, you will have access to confidential information concerning the organization and functioning of the business of the Company, and that such information is a valuable trade secret and the sole property of the Company. Accordingly, except as required by law, legal process, or in connection with your employment duties or any litigation between the parties hereto with respect to matters arising out of this agreement, you agree that you will not, at any time during your employment with the Company or after such employment, whether such employment is terminated as a result of your resignation or discharge, disclose or furnish any such information to any person other than an officer or director of the Company, and you will make no use of any such information for your personal benefit.

The Company licenses the use of computer software from a variety of outside companies and, unless authorized by the software developer, does not have the right to reproduce it. You may use software only in accordance with the license agreement, whether on local area networks or on multiple machines.

You agree that for a period of two years from the date of voluntary or involuntary termination of employment, you will not directly or indirectly (a) solicit, induce, or attempt to influence any person or business that is an account, customer or client of the Company to restrict or cancel the business of any such account, customer or client with the Company, or (b) solicit on your behalf, or on behalf of a third party, any then-current employee of the Company or its affiliates, to leave his or her employment with the Company or its affiliates; provided, however, that nothing herein shall be deemed to prohibit a general employment solicitation directed at the public.

You further agree that in the event of such termination, whether voluntary or involuntary, you will not remove from the offices of the Company any personal property that does not rightfully and legally belong to you and that you will return on the date of your said termination, to an authorized representative of the Company, any and all property belonging to the Company, including all copies of confidential information. You also agree that you will provide passwords on request for personal computer files.

9.	At-Will Employment. You understand and agree that you are being employed for an unspecified term and that this is an “at-will” employment relationship. This means that either you or the Company may terminate your employment at will at any time with or without Cause or notice. This at-will aspect of your employment, which includes the right of the Company to transfer, discipline, demote and/or reassign, may not be modified, amended or rescinded except by an individual written agreement signed by both you and the Company’s Chief Executive Officer or Chairman of the Board. This letter sets forth the entire agreement between the parties and there are no prior or contemporaneous representations, promises or conditions, whether oral or written, to the contrary.

10. Definition of “Cause.” For the purpose of this agreement, “Cause” shall mean:

1.	Willful and deliberate refusal to comply with a lawful, instruction of the Board of Directors or of the Chief Executive Officer, which refusal is not remedied by you within a reasonable period of time after receipt of written notice from the Company identifying the refusal, so long as the instruction is consistent with the scope and responsibilities of your position;

2.	Your act or acts of personal dishonesty;

3.	Your conviction of a felony;

4.	Your violation of the Company’s policies and/or code of conduct;

5.	Your violation of any confidentiality or non-competition agreement with the Company or any affiliate of the Company; or

6.	The willful engaging by you in misconduct which injurious to the Company.

This offer of employment is contingent upon the satisfactory completion of a background check, verifying that the information provided by you on your application and resume is accurate and correct. The Company reserves the right to withdraw an offer of employment, or to terminate employment, at any time based on information arising from the background check.

If you are in agreement with the terms of this letter, please sign and return one copy to the Human Resource Department and retain one copy for your files to effect the commencement of your employment. If you have any questions, please contact me at your earliest convenience.

Sincerely,

ASHWORTH, INC.

/s/ Peter M. Weil
Peter M. Weil
Chief Executive Officer

ACCEPTED AND AGREED TO THIS

5th DAY OF MARCH, 2007

/s/ Eric R. Hohl
Eric R. Hohl

EXHIBIT A – RELEASE AGREEMENT

I, Eric R. Hohl, hereby enter into this Release Agreement (this “Agreement”), pursuant to Paragraph 7 of the letter agreement, dated March      , 2007, with Ashworth, Inc., a Delaware corporation (the “Company”), in consideration for which the Company shall make the severance payment as described in the letter agreement (the “Employment Agreement”).

1. The date of my employment termination is      , and I have received a final paycheck for all wages due, including all accrued vacation, through that date. Other than the severance payment as described in my Employment Agreement, the foregoing payments are the only amounts which I am entitled to receive from the Company, and I hereby waive all other payments or claims for payments.

2. As consideration for the severance payment as described in my Employment Agreement, I hereby release the Company, its successors, affiliates, directors, employees and agents from any and all claims or lawsuits (including but not limited to any and all claims or demands relating to salary, wages, bonuses, commissions, stock, stock options, vacation pay, fringe benefits, expense reimbursements, any and all tort claims, contract claims (express or implied), wrongful termination claims, public policy claims, whistleblower claims, implied covenant of good faith and fair dealing claims, retaliation claims, personal injury claims, emotional distress claims, invasion of privacy claims, defamation claims, fraud claims, attorneys’ fees claims, all claims arising under any federal, state or other governmental statue, law, regulation or ordinance including, but not limited to, Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act, the Family and Medical Leave Act, the California Fair Employment & Housing Act, the California Labor Code, the Age Discrimination in Employment Act of 1967 (“ADEA”), the Older Workers’ Benefit Protection Act (“OWBPA”)) which I may have based either on my employment, my termination, or any other event occurring prior to the date of this Agreement. This Release is intended to settle any and all claims that I may have against the Company. Accordingly, I waive any and all rights conferred under Section 1542 of the California Civil Code, which provides: “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release which if known by him must have materially affected his settlement with the debtor.”

3. The foregoing release shall not serve as a waiver of my rights to (a) vested benefits such as 401(K), (b) workers compensation or unemployment benefits, (c) statutorily-required indemnification under California Labor Code Section 2802, (d) the right to file a complaint or charge with the Equal Employment Opportunity Commission, or (e) any other benefits, rights or claims that cannot be released as a matter of law.

4. I acknowledge and understand my continuing obligation (a) to maintain the confidentiality of the Company’s trade secrets, confidential and proprietary information and (b) not to solicit the Company’s customers or employees, as set forth in Paragraph 8 of my Employment Agreement. I also warrant and represent that I have returned all Company materials as required in Paragraph 8 of my Employment Agreement.

5. I acknowledge that I fully understand my right to discuss this Agreement with an attorney, and I have carefully read and fully understand this entire Agreement, and I am entering into this Agreement voluntarily.

6. I understand that I shall have twenty-one (21) days from the date of receipt of this Agreement to consider this Agreement, I shall have seven (7) days following the signing of this Agreement to revoke it in writing, and this Agreement shall not be effective or enforceable until this revocation period has expired.

Dated:	ERIC R. HOHL By:

Dated:	ASHWORTH, INC. By:

Title: